SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 6)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company)
CYPRESS BIOSCIENCE, INC.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
232674507
(CUSIP Number of Class of Securities)

Jay D. Kranzler M.D., Ph.D.
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121
(858) 452-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Frederick T. Muto, Esq.
Barbara L. Borden, Esq.
David A. Lipkin, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended) previously filed by Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), with the Securities and Exchange Commission (the “SEC”) on September 28, 2010, as amended by Amendment No. 1 to Schedule 14D-9 previously filed by Cypress with the SEC on October 4, 2010, Amendment No. 2 to Schedule 14D-9 previously filed by Cypress with the SEC on October 14, 2010, Amendment No. 3 to Schedule 14D-9 previously filed by Cypress with the SEC on December 21, 2010, Amendment No. 4 to Schedule 14D-9 previously filed by Cypress with the SEC on December 29, 2010, and by Amendment No. 5 to Schedule 14D-9 previously filed by Cypress with the SEC on December 30, 2010, relating to the tender offer by Ramius V&O Acquisition LLC, a Delaware limited liability company which is owned by Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company, Royalty Pharma US Partners 2008, LP, a Delaware limited partnership, Royalty Pharma US Partners, LP, a Delaware limited partnership, and RP Investment Corp., a Delaware corporation, and certain of their affiliates, including Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC, C4S & Co., L.L.C., Royalty Pharma Cayman Partners, LP, Royalty Pharma Cayman Partners 2008, L.P., Pharmaceutical Investors, LP, Pharma Management, LLC and RP Management, LLC, to purchase all the issued and outstanding shares of Cypress’ common stock, $0.001 par value per share, together with the associated preferred stock purchase rights for $6.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2010, as amended by Amendment No. 1 to Schedule TO on September 20, 2010, Amendment No. 2 to Schedule TO on September 21, 2010, Amendment No. 3 to Schedule TO on September 30, 2010, Amendment No. 4 to Schedule TO on October 12, 2010, Amendment No. 5 to Schedule TO on October 14, 2010, Amendment No. 6 to Schedule TO on November 3, 2010, Amendment No. 7 to Schedule TO on December 10, 2010, Amendment No. 8 to Schedule TO on December 14, 2010, Amendment No. 9 to Schedule TO on December 15, 2010, Amendment No. 10 to Schedule TO on December 20, 2010, and by Amendment No. 11 to Schedule TO on December 21, 2010, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.
Item 8. Additional Information.
     A new paragraph is hereby added after the last paragraph under the section titled “Regulatory Approval” as follows:
     On January 3, 2011, Cypress received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CYPRESS BIOSCIENCE, INC.
By:	/s/ Jay D. Kranzler
	Name:	Jay D. Kranzler, M.D., Ph.D.
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: January 4, 2011

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